Builder Advisor Group, LLC

Annual Audit Report

December 31, 2020

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68801

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Builder Advisor Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Tamalpais Drive, Suite 401B
(No. and Street)

Corte Madera	**California**	**94925**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony G. Avila **415-561-0600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, **Anthony G. Avila**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Builder Advisor Group, LLC**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



_____
Signature

Chief Executive Officer
Title



Notary Public

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☑	(c)	Statement of Income (Loss).
☑	(d)	Statement of Cash Flows.
☑	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑	(g)	Computation of Net Capital.
☑	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

\# See Attached Notary



CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

On March 16, 2021 before me, Cara Ivy Newman, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Anthony Avila
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

CARA IVY NEWMAN
Notary Public - California
San Francisco County
Commission # 2279258
My Comm. Expires Mar 1, 2023

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: March 16, 2021 Number of Pages: 2

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: Anthony Avila
☒ Corporate Officer – Title(s): CEO
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________________
Signer is Representing: ______________________

Signer's Name: ______________________
☐ Corporate Officer – Title(s): ______________________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________________
Signer is Representing: ______________________

Builder Advisor Group, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Builder Advisor Group, LLC (the "Company') as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Builder Advisor Group, LLC's auditor since 2013.
Walnut Creek, California
March 23, 2021

Builder Advisor Group, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	1,099,206
Accounts receivable		28,200
Prepaid expenses		7,441
Total Assets	$	1,134,847

Liabilities and Member's Equity

Liabilities

Accounts payable	$	1,466
Due to affiliates		41,639
Total Liabilities		43,105
Member's Equity		1,091,742
Total Liabilities and Member's Equity	$	1,134,847

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Income

For the Year Ended December 31, 2020

Revenue		
Investment banking	$	1,260,336
Reimbursed expenses		30,000
Interest income		746
Total Revenue		1,291,082
Expenses		
Professional fees		89,520
Bad debt		52,319
Reimbursable expenses		30,000
Dues and subscriptions		18,010
Other operating expenses		50,221
Total Expenses		240,070
Net Income	$	1,051,012

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2020

Member's equity as of January 1, 2020	$	290,730
Distributions		(250,000)
Net income		1,051,012
Member's Equity as of December 31, 2020	$	1,091,742

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net income	$	1,051,012
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Bad debt expense		52,319
(Increase) decrease in:		
Accounts receivable		25,572
Prepaid expenses		9,468
Increase (decrease) in:		
Accounts payable		386
Due to affiliates		41,639
Net Cash Provided by Operating Activities		1,180,396
Cash Flows from Financing Activities		
Distributions		(250,000)
Net Cash Used in Financing Activities		(250,000)
Net Increase in Cash		930,396
Cash at beginning of year		168,810
Cash at End of Year	$	1,099,206

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2020

1. Organization

Builder Advisor Group, LLC (the "Company") was organized as a California limited liability company in October 2010. The Company is owned by its sole member, Efficient Builder Technology Corporation (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in March 2012. The Company engages in advisory services and private placements of securities.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2020.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Accounts receivable was considered fully collectible as of December 31, 2020, therefore, no allowance was necessary.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. No assets or liabilities are required to be carried at fair value as of December 31, 2020. The Company has no financial instruments required to be reported at fair value on a recurring basis.

2. **Significant Accounting Policies** *(continued)*

Income Taxes
The Company, a limited liability company, is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2016. The Company does not believe it has any uncertain tax positions.

3. **Revenue from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Investment Banking Fees
Clients are provided with a full range of capital market services. Capital markets services include capital raising, debt restructuring, and mergers and acquisition services to the residential real estate industry. Capital markets service revenue can be both fixed and variable and can be recognized over time and at a point in time.

Success fees in investment banking engagements are recognized at a point in time when a transaction is completed within the terms of the agreement. It is at this point in time that the client obtains the control and benefit of the capital markets service and the related performance obligation to successfully broker a specific transaction has been satisfied.

Retainer fees, valuation fees, and consulting fees in investment banking engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2020

3. Revenue from Contracts with Customers *(continued)*

Disaggregation of Revenue
The following tables present the Company's revenue from contracts with customers by business activity for the period ended December 31, 2020:

Major business activity:	
Investment banking – success fees	$ 927,336
Investment banking – retainer fees	307,500
Investment banking – valuation fees	25,500
Reimbursed expenses	30,000
Total	$ 1,290,336

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $106,091 and $28,200 as of January 1, 2020 and December 31, 2020, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of January 1, 2020 and December 31, 2020 there were no amounts of revenue deferred.

Costs to Obtain or Fulfill a Contract with a Customer
The Company incurs incremental costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements. These expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred. For the year ended December 31, 2020, reimbursed expensed income was $30,000 and client reimbursable expenses were $30,000 on the Statement of Income.

4. Related Party Transactions

The Company has an expense sharing agreement with Avila Encore Management LLC ("AEM"), a company under common control. For a fee of $1,000 per month, AEM provides office space and pays most overhead expenses for the Company. For the year ended December 31, 2020 the Company incurred $12,000 of office service expense which is included in "Other operating expenses" on the Statement of Income. As of December 31, 2020, the Company owed $12,000 to AEM under this agreement and is included in due to affiliates on the Statement of Financial Condition.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2020

4. Related Party Transactions *(continued)*

Reimbursable expenses associated with investment banking engagements are incurred by AA Advisors LLC ("AAA"), a company under common control. The Company bills and collects these reimbursable expenses from its clients and remits payment to AAA upon receipt. As of December 31, 2020, the Company owed AAA $29,639 for such expenses and is included in due to affiliates on the Statement of Financial Condition.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Risk Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2020, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2020, 73% of revenue was earned from three clients.

6. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $1,056,101 which exceeded the requirement by $1,051,101.

7. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

8. Subsequent Events

The Company has evaluated subsequent events through March 23, 2021, the date which the financial statements were issued.

Supporting Schedules

Pursuant to Rule 17a-5 of the Securities Exchange Act

Builder Advisor Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2020

Net Capital

Total member's equity	$	1,091,742
Less: Non-allowable assets		
Account Receivable		28,200
Prepaid expenses		7,441
Total non-allowable assets		35,641
Net Capital		1,056,101
Net minimum capital requirement of 6.67% of aggregate		
indebtedness of $43,105 or $5,000, whichever is greater		5,000
Excess Net Capital	$	1,051,101

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2020)

Net capital, as reported in Company's		
Part II of Form X-17-A-5 as of December 31, 2020	$	1,063,420
Increase in member's equity		20,881
Increase in non-allowable assets		(28,200)
Net Capital per above computation	$	1,056,101

Builder Advisor Group, LLC

Schedule II

**Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3**

For the Year Ended December 31, 2020

The Company engages in merger and acquisition advisory services and the private placement of securities. The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3 and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Review Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Builder Advisor Group, LLC (the "Company") identified that the Company does not claim an exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of the SEC Release No. 34-70073 because (1) the Company limits its business activities exclusively to: mergers and acquisitions advisory services and private placements of securities and (2) the Company stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on reliance on Footnote 74 of the SEC Release No. 34-70073 and in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 23, 2021

14



BAG | BUILDER ADVISOR GROUP

SEA RULE 15c3-3 EXEMPTION REPORT

February 17, 2021

Builder Advisor Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services; (2) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Builder Advisor Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Anthony G. Avila

Chief Executive Officer

770 Tamalpais Dr., Ste 401B, Corte Madera, CA 94925 (415) 561-0600